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                             November 21, 2022

       Hongtao Shi
       Chief Executive Officer
       Prestige Wealth Inc.
       Suite 5102, 51/F
       Cheung Kong Center
       2 Queen   s Road Central
       Hong Kong

                                                        Re: Prestige Wealth
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed October 25,
2022
                                                            File No. 333-267999

       Dear Hongtao Shi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed October 25, 2022

       General

   1. We note your response to our prior comment number 2 and reissue in part. Please identify and explain (including
a detailed calculation on an unconsolidated basis) what assets held by the company are
"investment securities" for the purposes of Section 3 of the
                                                        Investment Company Act.
Additionally, identify the percentage of the value of the
                                                        company   s total
assets that are "investment securities." As part of your response, please also include an
analysis of any exemptions you rely upon, if applicable, or advise. As part of your analysis,
please discuss the funds your subsidiaries manage. We note disclosure that your growth
strategy includes growing subsidiaries    asset management business to
 Hongtao Shi
Prestige Wealth Inc.
November 21, 2022
Page 2
         include a larger number of funds and diversify the types of funds.

Cover Page

2. Disclose on your cover page whether your offering is contingent upon on final approval of your NASDAQ listing on your cover page. To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares.
         Include risk factor disclosures to address the impact on liquidity and the value of shares. Please ensure the disclosure regarding NASDAQ approval is consistent with your underwriting agreement.
Risk Factors, page 15

3. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
Allowance for doubtful accounts, page 73

4. We note your disclosure that you recorded an allowance for doubtful accounts of
         $591,290, as of March 31, 2022 since all means of collection have been exhausted and the potential for recovery is considered remote. We also note that a significant portion of the receivables are over one year past due. Please tell us why you have not charged-off any receivables considering the guidance in ASC 310-10-35-41 indicates that a receivable balance should be charged-off in the period deemed uncollectible.
Our Wealth Management Revenue Generation, page 106

5.     We note your disclosure that,    For the fiscal year ended September 30,
2020, we accrued
       referral fees for 19 policy originations in the amount of $1,463,172, and the total amount of annual origination premium for those policies was $2,321,222.
Please revise to clarify
FirstName LastNameHongtao Shi
       what the $2,321,222 represents. The current disclosure appears to indicate that your
Comapany    NamePrestige
       referral             Wealth
                fees were 63%       Inc.premiums. Please revise similar
disclosure for other periods
                                of the
       in this
November    21,section.
                2022 Page 2
FirstName LastName
 Hongtao Shi
FirstName LastNameHongtao  Shi
Prestige Wealth Inc.
Comapany 21,
November  NamePrestige
              2022      Wealth Inc.
November
Page  3   21, 2022 Page 3
FirstName LastName
6. Please reconcile your disclosure on page 107 that the three policies originated during the six months ended March 31, 2022 had annual origination premium of $2,882,260 to your disclosure on page 3 that the average premium for these three policies was approximately
         $9.6 million.
Contract Assets, page F-15

7.       Please refer to comment 13. Please revise your line item entitled
Net off amount
         payment due    in the roll forward table on page F-1 and used in
several other tables
         throughout the filing, to clarify what this represents. It appears that this activity may represent the reclassification of contract assets to receivables as the result of rights to consideration becoming unconditional.
8.       We note your disclosure on page F-15 that    The contract assets will
not be reclassified to
         a receivable given that the right to invoice and the payment due date is the same date.
          This disclosure appears to contradict disclosure on the same page
that states,    The
         contract assets will increase when the Company recognizes it and will decrease when the
         payment is due and be reclassified to a receivable.    Please revise
to clarify your
         accounting policy regarding reclassification of contract assets to receivables.
Note 5. Prepaid expenses and other assets, page F-39

9. Please tell us how you considered whether to write-off the prepaid deposit for acquisition considering you have not received any re-payments for 2 years. Also, please tell us, and revise MD&A as appropriate, to discuss the status of any legal proceedings or other plans to recover the amounts due.
Exhibit Index
Exhibit 5.1 - Opinion of Conyers Dill & Pearman regarding the validity of the Ordinary Shares being registered, page II-4

10. We note that the opinion of counsel refers to the registration of "up to 2,500,000 ordinary shares." We further note that your fee table (Exhibit 107) registers 2,875,000 of your ordinary shares, which amount appears to include the underwriter's over-allotment option, and that you will issue to the underwriter warrants to purchase a number of ordinary shares equal to 7% of the total number of ordinary shares sold in this offering. Please provide an opinion of counsel that opines on the legality of the total number of shares being registered and issued. Additionally, please confirm that you have registered the full amount of shares underlying the underwriter's warrants in the event the over-allotment option is exercised, or revise accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Hongtao Shi
Prestige Wealth Inc.
November 21, 2022
Page 4

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Susan Block at 202-551-3210 with any other questions.



                                                           Sincerely,
FirstName LastNameHongtao Shi
                                                           Division of
Corporation Finance
Comapany NamePrestige Wealth Inc.
                                                           Office of Finance
November 21, 2022 Page 4
cc:       Ying Li, Esq.
FirstName LastName